

November 28, 2012

By U.S. Mail and Facsimile 248-354-8103

Alan J. Haughie
Senior Vice President and Chief Financial Officer
Federal-Mogul Corporation
26555 Northwestern Highway
Southfield, MI 48033

Re: Federal-Mogul Corporation ("the company")
　　　File No.: 001-34029

Dear Mr. Haughie:

　　　In your letter dated November 13, 2012, you requested that the staff waive the requirement to provide S-X 3-09 financial statements of the company's 50% owned joint venture investment in Turkey ("the Turkey JV"). The Turkey JV has not been significant under the investment or income test for any year until 2011.   It only was significant for 2011 under the income test at 24% due to large impairment charges of $307 million. You advised me by phone on November 28, 2012 that the Turkey JV is not expected to be significant under either test for 2012.

　　　The staff would not object to your request based on the particular facts and circumstances. The conclusion reached in this letter is based solely on the information provided in your letter and our phone call. Different or additional facts and circumstances may result in a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3511.

　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　Louise M. Dorsey
　　　　　　　　　　　　　　　Associate Chief Accountant